SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES DUBLIN SUMMER 2016 SCHEDULE
& UNVEILS NEXT PHASE OF "ALWAYS GETTING BETTER" PROGRAMME

1 NEW ROUTE TO AMSTERDAM, 83 ROUTES IN TOTAL, 11.75M CUSTOMERS

Ryanair, Ireland's favourite airline, today (3 Sep) launched its Dublin summer 2016 schedule, with a new route to/from Amsterdam (commencing on 27th October), 83 routes in total and extra flights on 14 routes, which will deliver 11.75m customers p.a. (+1.1m) and support 8,800* jobs, as Ryanair grows by 15% at Dublin Airport.

Ryanair's Dublin summer 2016 schedule will deliver:
• 26 based aircraft
• 1 new route to Amsterdam (4 x daily from winter 2015)
• 83 routes in total
• Extra flights on 14 routes: Alicante, Barcelona, Berlin, Birmingham, Brussels, Budapest, East Midlands, Liverpool, London Gatwick, Madrid, Malaga, Manchester, Venice Treviso, Warsaw
• 742 weekly flights (15% growth)
• 11.75m customers p.a. (+ 1.1m)
• 8,800* "on-site" jobs p.a.

Ryanair will deliver 70% of the growth at Dublin Airport this year, and will continue to connect Dublin with Europe's major centres of business through high frequency services, including Amsterdam (4 x daily), Brussels (3 x daily), London (17 x daily), Madrid (3 x daily), Milan (2 x daily) and Rome (2 x daily), with more flights, better timings and the lowest fares, making Ryanair the ideal choice for business leisure customers.

Irish consumers and visitors can choose from 83 Dublin routes in summer 2016 and can look forward to further improvements, as Ryanair continues Year 2 of its "Always Getting Better" programme, which has already delivered native mobile apps, reduced sports and airport fees, and a new car hire partnership with CarTrawler.

Customers can next look forward to a new personalised website, with great new digital features such as 'hold the fare' and destination content (from October), as well as an enhanced insurance product (from October), new crew uniforms and improved inflight menus (both from December) and new cabin interiors (from December).

                    DUBLIN SUMMER 2016 GROWTH

Alicante	2 x daily	Liverpool	4 x daily
Amsterdam NEW	4 x daily	London Gat	6 x daily
Barcelona-	3 x daily	Madrid	3 x daily
Berlin	2 x daily	Malaga	3 x daily
Birmingham	6 x daily	Manchester	6 x daily
Brussels	3 x daily	Venice	5 x weekly
Budapest	9 x weekly	Warsaw	1 x daily
East Midlands	2 x daily

In Dublin, Ryanair's Kenny Jacobs said:

    "After a record summer 2015, where we grew our traffic and load factor and improved our industry leading punctuality, Ryanair is pleased to launch our Dublin summer 2016 schedule, which includes a new 4 times daily service to Amsterdam (our newest airport) and extra flights on 14 other routes, with 83 routes in total, which will deliver 11.75 million customers p.a at Dublin Airport, as we grow by 15% at Dublin.

    Irish customers and visitors continue to choose Ryanair for the lowest fares and biggest route network, while enjoying our ongoing "Always Getting Better" customer experience improvements. After introducing allocated seating, a second free carry-on bag allowance, Family Extra and Business Plus services, and reducing our fees in Year 1, we've continued to roll out Year 2 of our AGB programme, which has seen included new native apps, reduced sports and airport fees and the launch of Ryanair Car Hire, which went live on Ryanair.com yesterday.

    Our 103m customers can look forward to further improvements in the coming months, including our ground breaking personalised website, with exciting new digital features such as 'hold the fare' and real customer destination reviews, and improved menus, new cabin crew uniforms and new cabin interiors on board, with more to come in Year 3, as we continue to offer so much more than just lowest fares.

    To celebrate the launch of our Dublin summer 2016 schedule, and latest AGB improvements, we are releasing 100,000 seats for sale across our European network, which are available for booking until midnight
    (7 Sep). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Minister for Transport, Tourism and Sport, Paschal Donohoe said:

    "The growth at Dublin Airport outlined here today by Ryanair is good news for customers, who now have greater choice; for job creation, which will grow as a result, and for Irish aviation, which is going from strength to strength. The addition of a new route to Amsterdam from winter 2015 and additional capacity on another14 routes further strengthens Ryanair's position across Europe and facilitates the growth of tourism here at home'.

    "The numerous measures introduced by the company over the last year through its Always Getting Better programme have been warmly welcomed by Ryanair customers. The continued roll-out of the programme across this year and next is designed to make it even easier for people to secure bookings at favourable prices, making Ryanair an even more attractive option in the future. The National Aviation policy, which I published last month, outlines the need to ensure competitive air access and connectivity for Ireland, while responding to consumers' needs. Ryanair's is central to that. I commend all the staff on their success to date and look forward to their continued growth into the future."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:                     Robin Kiely                                           Piaras Kelly
                                                Ryanair Ltd                                          Edelman Ireland
                                                Tel: +353-1-9451949                         Tel: +353-1-6789333
                                                press@ryanair.com                            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 September, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary